Exhibit 12.1

BANCORPSOUTH, INC.

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

(Dollars in thousands)

(Unaudited)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings
Earnings from continuing operations before income taxes	$186,739	$167,402	$131,666	$117,547	$42,044
Add: fixed charges (with deposit interest)	31,229	36,003	55,662	74,067	$105,293
Less: capitalized interest	(171)	(97)	(44)	(76)	(216)

Earnings with deposit interest	$217,797	$203,308	$187,284	$191,538	$147,121

Earnings from continuing operations before income taxes	$186,739	$167,402	$131,666	$117,547	$42,044
Add: fixed charges (without deposit interest)	5,869	5,863	14,583	15,462	17,727
Less: capitalized interest	(171)	(97)	(44)	(76)	(216)

Earnings without deposit interest	$192,437	$173,168	$146,205	$132,933	$59,555

Fixed Charges
Interest on deposits	$25,360	$30,140	$41,079	$58,605	$87,566
Other interest	3,336	3,455	9,479	13,228	15,374
Write-off and amortization of debt issuance costs	48	48	2,995 *	154	154
Capitalized interest	171	97	44	76	216
Rental expense	2,314	2,263	2,065	2,004	1,983

Fixed charges (with deposit interest)	$31,229	$36,003	$55,662	$74,067	$105,293
Fixed charges (without deposit interest)	$5,869	$5,863	$14,583	$15,462	$17,727

Ratios
Earnings to fixed charges:
Including interest on deposits	6.97	5.65	3.36	2.59	1.40
Excluding interest on deposits	32.79	29.54	10.03	8.60	3.36

*	Includes the write-off of unamortized issuance cost associated with trust preferred securities that were redeemed.